EXHIBIT 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366) and the related prospectuses and Form S-8 (Nos. 333-141525, 333-147805, 333-165722 and 333-191072) of Rosetta Genomics Ltd. of our report dated March 23, 2016 (except for Note 1d(2), as to which the date is December 8, 2016), with respect to the consolidated financial statements of Rosetta Genomics Ltd. and its subsidiaries, included in this Form 6-K, for the year ended December 31, 2015.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
December 8, 2016	A Member of Ernst & Young Global